UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                           CORVAS INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   221005 10 1
                                 (CUSIP Number)

                                   HOPE FLACK
                                BVF PARTNERS L.P.
                       227 WEST MONROE STREET, SUITE 4800
                             CHICAGO, ILLINOIS 60606
                                 (312) 263-7777
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 28, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (CONTINUED ON FOLLOWING PAGE(S))

--------------------------------------------------------------------------------

CUSIP NO.  221005 10 1
--------------------------------------------------------------------------------

   1    NAME OF REPORTING
        PERSONS:                                BIOTECHNOLOGY VALUE FUND, L.P.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        [IRS I.D. NUMBER]
--------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [X]

                                                                         (a) [ ]
--------------------------------------------------------------------------------

   3    SEC USE ONLY
--------------------------------------------------------------------------------

   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                    WC
--------------------------------------------------------------------------------

   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS

        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION                            DELAWARE
--------------------------------------------------------------------------------

NUMBER OF SHARES   7   SOLE VOTING POWER        0
  BENEFICIALLY
  OWNED BY EACH
REPORTING PERSON   8   SHARED VOTING POWER      1,904,855 (SEE ITEMS 2, 5 AND 6)
      WITH

                   9   SOLE DISPOSITIVE POWER   0


                  10   SHARED DISPOSITIVE
                       POWER                    1,904,855 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY

        EACH REPORTING PERSON                   1,904,855 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]
--------------------------------------------------------------------------------

  13    PERCENT OF CLASS REPRESENTED

        BY AMOUNT IN ROW (11)                                               6.9%
--------------------------------------------------------------------------------

  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                           PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO.  221005 10 1
--------------------------------------------------------------------------------

   1    NAME OF REPORTING PERSONS:             BIOTECHNOLOGY VALUE FUND II, L.P.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        [IRS I.D. NUMBER]
--------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------

   3    SEC USE ONLY
--------------------------------------------------------------------------------

   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                    WC
--------------------------------------------------------------------------------

   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS

        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION                            DELAWARE
--------------------------------------------------------------------------------

NUMBER OF SHARES  7   SOLE VOTING POWER         0
  BENEFICIALLY
  OWNED BY EACH
REPORTING PERSON  8   SHARED VOTING POWER       1,029,711 (SEE ITEMS 2, 5 AND 6)
      WITH

                  9   SOLE DISPOSITIVE POWER    0


                 10   SHARED DISPOSITIVE
                      POWER                     1,029,711 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY

        EACH REPORTING PERSON                   1,029,711 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]
--------------------------------------------------------------------------------

  13    PERCENT OF CLASS REPRESENTED

        BY AMOUNT IN ROW (11)                                               3.7%
--------------------------------------------------------------------------------

  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                           PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO.  221005 10 1
--------------------------------------------------------------------------------

   1    NAME OF REPORTING PERSONS:             BVF INVESTMENTS, L.L.C.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        [IRS I.D. NUMBER]
--------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------

   3    SEC USE ONLY
--------------------------------------------------------------------------------

   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                    WC
--------------------------------------------------------------------------------

   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS

        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION                            DELAWARE
--------------------------------------------------------------------------------

NUMBER OF SHARES  7   SOLE VOTING POWER         0
  BENEFICIALLY
  OWNED BY EACH
REPORTING PERSON  8   SHARED VOTING POWER       2,287,627 (SEE ITEMS 2, 5 AND 6)
      WITH

                  9   SOLE DISPOSITIVE POWER    0


                 10   SHARED DISPOSITIVE
                      POWER                     2,287,627 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY

        EACH REPORTING PERSON                   2,287,627 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]
--------------------------------------------------------------------------------

  13    PERCENT OF CLASS REPRESENTED

        BY AMOUNT IN ROW (11)                                               8.3%
--------------------------------------------------------------------------------

  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                           OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO.  221005 10 1
--------------------------------------------------------------------------------

   1    NAME OF REPORTING PERSONS:             BVF PARTNERS L.P.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        [IRS I.D. NUMBER]
--------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------

   3    SEC USE ONLY
--------------------------------------------------------------------------------

   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                    OO
--------------------------------------------------------------------------------

   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS

        IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]
--------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION                            DELAWARE
--------------------------------------------------------------------------------

NUMBER OF SHARES  7   SOLE VOTING POWER         0
  BENEFICIALLY
  OWNED BY EACH
REPORTING PERSON  8   SHARED VOTING POWER       5,464,729 (SEE ITEMS 2, 5 AND 6)
      WITH

                  9   SOLE DISPOSITIVE POWER    0


                 10   SHARED DISPOSITIVE
                      POWER                     5,464,729 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY

        EACH REPORTING PERSON                   5,464,729 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]
--------------------------------------------------------------------------------

  13    PERCENT OF CLASS REPRESENTED

        BY AMOUNT IN ROW (11)                                              19.8%
--------------------------------------------------------------------------------

  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                           PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO.  221005 10 1
--------------------------------------------------------------------------------

   1    NAME OF REPORTING PERSONS:             BVF INC.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        [IRS I.D. NUMBER]
--------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------

   3    SEC USE ONLY
--------------------------------------------------------------------------------

   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                    OO
--------------------------------------------------------------------------------

   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS

        IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]
--------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION                            DELAWARE
--------------------------------------------------------------------------------

NUMBER OF SHARES  7   SOLE VOTING POWER         0
  BENEFICIALLY
  OWNED BY EACH
REPORTING PERSON  8   SHARED VOTING POWER       5,464,729 (SEE ITEMS 2, 5 AND 6)
      WITH

                  9   SOLE DISPOSITIVE POWER    0


                 10   SHARED DISPOSITIVE
                      POWER                     5,464,729 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY

        EACH REPORTING PERSON                   5,464,729 (SEE ITEMS 2, 5 AND 6)
--------------------------------------------------------------------------------

  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]
--------------------------------------------------------------------------------

  13    PERCENT OF CLASS REPRESENTED

        BY AMOUNT IN ROW (11)                                              19.8%
--------------------------------------------------------------------------------

  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                       IA, CO
--------------------------------------------------------------------------------

      This Amendment No. 3, dated March 3, 2003, to a Schedule 13D ("Schedule 13D") filed by Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments L.L.C., a Delaware limited liability company ("Investments"), BVF Partners L.P., a Delaware limited partnership ("Partners"), BVF Inc., a Delaware corporation ("BVF Inc."), and, together with Mark N. Lampert, an individual ("Mr. Lampert"), relates to the common stock, par value $0.001 per share (the "Common Stock"), of Corvas International, Inc., a Delaware corporation ( "Corvas"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). BVF, BVF2, Investments, Partners, BVF Inc. and Mr. Lampert are collectively referred to herein as the "Reporting Persons".

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------   -------------------------------------------------

          Since the filing of Amendment No. 2 to this Schedule 13D on September 27, 2002, Partners, in its capacity as (i) general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 37,700 shares of the Common Stock for an aggregate consideration of $48,234, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners; (ii) general partner of BVF2, has purchased on behalf of such limited partnership an aggregate number of 25,000 shares of the Common Stock for an aggregate consideration of $32,035, utilizing funds provided by BVF2 from its working capital pursuant to the terms of its limited partnership agreement with Partners; and (iii) manager of Investments, has purchased on behalf of such limited liability company an aggregate number of 56,000 shares of the Common Stock for an aggregate consideration of $71,749, utilizing funds provided by Investments from its working capital pursuant to the terms of its investment advisory agreement with Partners.

ITEM 4.   PURPOSE OF TRANSACTION.
-------   ----------------------

          Item 4 is hereby supplementally amended as follows:

          On February 28, 2003, BVF Inc. sent to the Board of Directors of Corvas, a letter advising Corvas that it believes the proposed merger of Corvas with Dendreon is not in the best interest of Corvas shareholders and is not fair to shareholders from a financial point of view. It also stated, among other things, that it believes it is highly unlikely that Corvas shareholders will approve the proposed transaction between Corvas and Dendreon.

          A copy of the above referenced letter is attached as Exhibit 1 and is incorporated herein by reference.

          The purpose of the acquisitions of the shares of Stock reported herein was for investment. The Reporting Persons may provide constructive input regarding the appropriate investment, and rate of investment, of the cash resources of Corvas and may assist in various measures intended to preserve and maximize shareholder value. The Reporting Persons did not at the time they acquired the shares of Stock, and do not presently, have any plan to acquire control of Corvas. The Reporting Persons may acquire or dispose of additional shares of Stock from time to time. As part of its continuing efforts to assess the value of its investment in Corvas, and to exercise its rights as a shareholder, the Reporting Persons may communicate with, among others, Corvas' management, its board of directors, other stockholders and prospective stockholders of Corvas. In addition, the Reporting Persons reserve the right to exercise any and all of their respective rights as a stockholder of Corvas in a manner consistent with their respective equity interests.

          Except as set forth above or in Exhibit 1, hereto, none of BVF, BVF2, Investments, Partners, BVF Inc., or Mr. Lampert, has any present plans or intentions which will relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   ------------------------------------

          Items 5(a), (b) and (c) are hereby amended in their entirety to read as follows:

      (a) BVF beneficially owns 1,904,855 shares of the Common Stock, BVF2 beneficially owns 1,029,711 shares of the Common Stock, Investments beneficially owns 2,287,627 shares of the Common Stock and each of Partners and BVF Inc. beneficially owns 5,464,729 shares of the Common Stock, representing approximately 6.9%, 3.7%, 8.3% and 19.8%, respectively, of the aggregate number of shares of Common Stock outstanding, as reported in Corvas' Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.


      (b) Each of BVF, BVF2 and Investments shares with Partners voting and dispositive power over the shares of the Common Stock each such entity may be deemed to beneficially own for purposes of Rule 13d-3 under the Exchange Act. Partners, as the general partner of BVF and BVF2 and the manager of Investments, and BVF Inc., as the general partner of Partners, share voting and dispositive power over the 5,464,729 shares of the Common Stock they may be deemed to beneficially own for purposes of Rule 13d-3, with, in addition to BVF, BVF2 and Investments, Investment 10, L.L.C., an Illinois limited liability company ("ILL10"), and managed account on whose behalf Partners, as investment advisor, purchased such shares. ILL10 specializes in holding biotechnology stocks for investment purposes and its business address is BVF Partners L.P., 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

      Mr. Lampert is the sole shareholder, sole director and an officer of BVF Inc. In such capacity, Mr. Lampert has no voting or investment power over the shares of Common Stock covered by this Statement; however, his ownership and control of BVF Inc. provide him with the indirect power to vote and to direct the vote, and the indirect power to dispose or to direct the disposition, of the shares of Common Stock of Corvas covered by this Statement.

      (c) No transactions in the Common Stock of Corvas have been effected by the Reporting Persons during the last 60 days.


ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
------    -------------------------------------------------------------

          Item 6 is hereby amended in its entirety to read as follows:


          Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in shares of the Common Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such limited partnership agreements, Partners is entitled to allocations based on assets under management. Pursuant to an investment advisory agreement with Investments, Partners is authorized, among other things, to invest Investment's funds in shares of the Common Stock and to vote, exercise or convert and dispose of such shares and is entitled to allocations based on assets under management. Pursuant to an investment management agreement with ILL10, Partners and BVF Inc. have the authority, among other things, to invest funds of ILL10 in shares of the Common Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. Partners and BVF Inc. hereby disclaim any beneficial ownership in any shares of Common Stock held by ILL10 and included in this Statement. BVF Inc. is the general partner of Partners and may be deemed to beneficially own securities over which Partners exercises voting and dispositive power. BVF Inc. holds securities for the benefit of third parties, or in customer or fiduciary accounts, in the ordinary course of business without the purpose or effect of engaging in any arrangement subject to Rule 13d-3(b) promulgated under the Exchange Act.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
-------   ----------------------------------

          Exhibit 1 - Letter dated February 28, 2003, from BVF Inc. to the Board of Directors of Corvas International, Inc.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date:  March 3, 2003
                                    BIOTECHNOLOGY VALUE FUND, L.P.
                                    By:   BVF Partners L.P., its general partner
                                    By:   BVF Inc., its general partner

                                          By:   /s/ Mark N. Lampert
                                                ------------------------
                                                Mark N. Lampert
                                                President


                                    BIOTECHNOLOGY VALUE FUND II, L.P.
                                    By:   BVF Partners L.P., its general partner
                                    By:   BVF Inc., its general partner

                                          By:   /s/ Mark N. Lampert
                                                ------------------------
                                                Mark N. Lampert
                                                President


                                    BVF INVESTMENTS, L.L.C.
                                    By:   BVF Partners L.P., its manager
                                    By:   BVF Inc., its general partner

                                          By:   /s/ Mark N. Lampert
                                                ------------------------
                                                Mark N. Lampert
                                                President


                                    BVF PARTNERS L.P.
                                    By:   BVF Inc., its general partner

                                          By:   /s/ Mark N. Lampert
                                                ------------------------
                                                Mark N. Lampert
                                                President


                                    BVF INC.

                                    By:   /s/ Mark N. Lampert
                                          --------------------------------
                                          Mark N. Lampert
                                          President

                                  EXHIBIT INDEX


      EXHIBIT                     EXHIBIT NAME                     PAGE NO.
      -------                     ------------                     --------
         1            Letter, dated February 28, 2003, from BVF       12
                      Inc., to the Board of Directors of Corvas
                      International, Inc.

                                    EXHIBIT 1
                                    ---------


Letter, dated February 28, 2003, from BVF Inc., to the Board of Directors of Corvas International, Inc.

                                                                       EXHIBIT 1




February 28, 2003

The Board of Directors
Corvas International
3030 Science Park Road
San Diego, CA  92121

To the Board of Directors:

As you know, Biotechnology Value Fund, L.P. and its affiliates are, collectively, the largest shareholder of Corvas, with an aggregate ownership stake of 19.8% of the outstanding common stock. We first became a shareholder of Corvas in 1993. Given the recently announced proposed merger with Dendreon Corp., we thought we would take this opportunity to express our views.

First, we strongly believe the proposed merger between Corvas and Dendreon is not in the best interest of Corvas shareholders and is not fair to shareholders from a financial point of view. Since the announcement of the proposed merger, we have exercised our right to speak with a small number (less than ten) of other significant shareholders of Corvas.* Our understanding is that, in aggregate, holders of a majority of the outstanding common shares of Corvas oppose the proposed merger with Dendreon. Thus, we believe it is highly unlikely that Corvas shareholders will approve the proposed transaction. We encourage you to confirm this view for yourself. We encourage all Corvas shareholders to express their opinions publicly (or, if privately, to both Corvas and Dendreon), so that the Boards of both companies will have a fiduciary duty to conduct themselves appropriately, with knowledge that the proposed merger will not close.

Because we believe the merger will never be approved, we feel both Corvas and Dendreon would be well served by immediately and mutually canceling the executed merger agreement, without payment or penalty. Time is of the essence. We are extremely concerned about the ongoing erosion of Corvas' cash value. We call on the Board to urgently intervene to stop this bleeding which, in our opinion, has gone on far too long.

We believe Corvas shareholders should be empowered to decide for themselves how they wish to re-deploy their share of Corvas' substantial cash balance. Accordingly, we believe the Corvas Board should return as much cash as possible, as soon as possible, to its rightful owners - shareholders. This could be accomplished through an immediate, tax-efficient distribution of substantially all of Corvas' cash, net of debt, to all shareholders. An expeditious sale or liquidation of the remaining assets could follow. Our calculations, based on publicly available information, estimate current cash balances, net of debt, of at least $2.70 per share (more than a 50% premium over Corvas' current stock price.)

We wish to remind the Board that it has a fiduciary duty to maximize shareholder value. We are concerned about the Board's apparent failure to fulfill this duty, as evidenced by its support for the proposed merger with Dendreon and its failure to stop the wasting of value by Corvas. Board members who choose to neglect or abstain from their vital responsibility are personally and individually accountable.


Sincerely,


/s/ Mark N. Lampert
-----------------------
Mark N. Lampert
President, BVF Inc.




* At no time have we made any solicitation of proxies with respect to any securities of the Company, nor do we intend at this time to make any such solicitation. At all times we have acted independently and we have not formed, and do not presently intend to form, a "group" within the meaning of the applicable rules and regulations promulgated under the Securities Exchange Act of 1934, as amended.